UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response..... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69878

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2019__ AND ENDING __December 31, 2019__
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Transportation Group (Securities) Limited**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 East 42nd Street, Suite 2018
_____
                    (No. and Street)

New York	New York	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles H. Kolber   212-319-2233
_____
                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GR Reid Associates, LLP
_____
           (Name – *if individual, state last, first, middle name*)

7600 Jericho Tpke., Suite 400	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, **Charles H. Kolber,** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of

The Transportation Group (Securities) Limited as of December 31, 2019, are true and correct.

I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X



Signature

Managing Director

Title

X



Notary Public

JOSE A ACOSTA
Notary Public - State of New York
NO. 01AC6364348
Qualified in Bronx County
My Commission Expires Sep 11, 2021

3/3/20

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019



GR REID
ASSOCIATES, LLP
. . . responsive, reliable, resourceful, financial advisement

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Transportation Group (Securities) Limited

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Transportation Group (Securities) Limited as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The Transportation Group (Securities) Limited as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Transportation Group (Securities) Limited's management. Our responsibility is to express an opinion on The Transportation Group (Securities) Limited's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Transportation Group (Securities) Limited in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

G.R. Reid Associates, LLP

We have served as The Transportation Group (Securities) Limited's auditor since 2019.

Woodbury, NY

April 9, 2020

GR REID ASSOCIATES, LLP
7600 JERICHO TURNPIKE., SUITE 400, WOODBURY, NEW YORK 11797 / 516.802.0100
1515 N. FEDERAL HIGHWAY, SUITE 411, BOCA RATON, FLORIDA 33432 / 561.544.7050

THE TRANSPORTATION GROUP (SECURITIES) LIMITED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	12,174
Receivable from parent		4,178
Total assets	$	16,352

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	3,073
Total liabilities		3,073

Stockholder's equity

Common stock, $2.00 par value; 100 shares authorized		
2 shares issues and outstanding		4
Additional paid in capital		482,969
Accumulated deficit		(469,694)
Total stockholder's equity		13,279
Total liabilities and stockholder's equity	$	16,352

The accompanying notes are an integral part of this statement.

Note 1 - **NATURE OF OPERATIONS**

Organization

The Transportation Group (Securities) Limited (the Company), a Hong Kong corporation, is a boutique investment bank based in New York City, that is focused on the structuring and arrangement of operating lease and finance lease financings for aviation, shipping and other transportation assets, as well as mergers and acquisitions (M&A) and other financial advisory services for transportation industry clients. The company operates on a global basis.

The organization was granted membership with the Financial Industry Regulatory Authority ("FINRA") as of March 8, 2018 to act as a broker-dealer regulated by FINRA and the Securities and Exchange Commission ("SEC").

Note 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation
The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the Unites States of America ("US GAAP").

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Note 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
(continued)

Revenue Recognition (continued)
In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Advisory
The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (deferred revenue in the accompanying statement of financial condition).

Accounting Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
(continued)

Concentrations of Credit Risk
Financial instruments which potentially subject The Transportation Group (Securities) Limited to concentrations of credit risk consist principally of cash. The Transportation Group (Securities) Limited deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit.

Income Taxes
The Company accounts for uncertain tax positions using the accounting standard for uncertainty in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a threshold and measurement attributes of the financial statement recognition and measurement of a tax position taken or expect to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

At December 31, 2019, the company had a net operating loss carryforward of approximately $90,000 for income tax purposes. The carryforward will expire in 2039. A valuation allowance of $22,500 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

The Tax Cuts and Jobs Act ("the Act") which was enacted on December 22, 2017 made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. Accounting Standards Codification 740 requires the efforts of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation in enacted. Since the earnings and losses of the Company are passed through to its member, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2019.

Note 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $9,101 which was $4,101 in excess of its required net capital of $5,000. The Company's net capital ratio was 33.77%.

Note 3 -   **RELATED PARTY**

The Company is a wholly owned subsidiary of The Transportation Group (Capital) Limited (the Parent).

The Parent has provided to the Company the use of their facilities and employees. As the Company was inactive during the year, no expense for these services were allocated to it by the Parent.

Note 4 -   **SUBSEQUENT EVENTS**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through April 9, 2020, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019.

Note 5 -   **GOING CONCERN**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had no revenues in 2019 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Parent of the Company has also agreed to infuse sufficient capital to cover any future operating deficiencies. The financial statements of the Company have been prepared on a going concern basis.